FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: March 2011	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 — 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	By:

March 22, 2011		“Shawn Poirier”
Shawn Poirier
Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Sproule Evaluation of Certain Petroleum & Natural Gas Reserves of Suncor Energy Inc. (As of December 31, 2009) dated January 7, 2011

99.2	GLJ Petroleum Consultants Third Party Report on Reserves dated January 7, 2011

99.3	RPS Energy Independent Evaluation and Review of Suncor Energy’s Reserves as of December 31, 2009 dated December 20, 2010